Filed Pursuant To Rule 433

Registration No. 333-203585

July 21, 2015

Investment Commentary

Looking into H2 2015

July 2015	www.gold.org

The gold price declined slightly in the first half of 2015, falling further in July. The fact that the price didn’t increase in H1 despite higher uncertainty in some regions puzzled some investors. In our view, such gold price movement was consistent with market expectations that the risks could be contained. Investors now seem focused on the direction of the US dollar and the Fed’s monetary policy stance. We believe that the gold price already reflects a possible rate hike later this year and that the US-centred perspective is missing a more comprehensive view of the market.

Steadfast amidst geopolitical worries

The gold price was down approximately 1% in H1 2015 in US dollar terms (higher in some currencies, lower in others – Table 1), but it generally moved in a tight range and with a volatility well below its 5-year average (Chart 1). A steady price may have been welcomed by some investors, but not by all – especially those who were puzzled by gold’s apparent indifference to likely tailwinds. Among these: European uncertainty surrounding the future of Greece; increased risks from the high volume of issuances of low-quality debt and extended valuations in various equity markets – including the US and China. In addition, the Indian gold market has seen a positive change in government policy.

Table 1: The performance of the gold price during H1 2015 was not the same for consumers and investors around the world; as the euro, yen and Turkish lira devaluated against the dollar, investors saw the gold price rise in their local currencies

Spot gold price performance during the first half of 2015*

	USD/oz	EUR/oz	GBP/oz	CHF/oz	JPY/g	RMB/g	INR/10g	TRL/g
Average price	1,206.3	1,080.7	791.8	1,142.0	4,663.0	241.2	24,367	99.4
Return	-1.0%	7.4%	-2.0%	-7.0%	1.1%	-1.1%	-0.1%	13.8%
FX contribution	n.a.	8.5%	-1.0%	-6.0%	2.1%	-0.1%	1.0%	15.0%
Volatility	13.9%	17.8%	15.1%	28.4%	12.3%	13.9%	13.9%	18.1%

* As of 30 June 2015.

Source: Bloomberg, World Gold Council

01

Chart 1: The gold price has moved in a tight range for most of the year Source: Bloomberg, World Gold Council

However, since the start of July the gold price has fallen sharply and there has been an increased focus on the strength of the US dollar and the imminent normalisation of monetary policy by the US Fed. We later explore the possible tailwinds and headwinds gold may face on the second half of the year.

ETFs have had net inflows year-to-date led by Germany and the US.

ETF and futures flows have improved since 2013

Several gold market commentators have focused on the outflows that gold-backed ETFs have experienced over the past few months. We believe that this focus misses the big picture, as sentiment has improved and outflows have slowed considerably since 2013. Year-to-date, global gold ETF net flows have been neutral – approximately +0.5 tonnes as of 30 June 2015 (Chart 2a). This low figure, however, masks positive inflows in both Germany (+13.8 tonnes) and the US (+3.9 tonnes).

Chart 2: Flows into ETFs and futures suggest better sentiment among gold investors than the previous two years

(a) Change in gold holdings in exchange-traded funds (and similar products) worldwide*

*  Estimate as of 30 June 2015. ETPs include ETFs and other gold-backed products such as close-end funds.

Source: Respective gold-backed ETFs, World Gold Council

(b) Change in COMEX weekly avg. non-commercial net long positions†

†  Non-commercial net longs exclude producers and qualified hedgers and are usually considered a proxy of positioning by the more speculative end of the spectrum

Source: CFTC, World Gold Council

Further, while ETF gold holdings dropped in 2013, investors today hold twice as much gold through ETFs as they did prior to the 2008-2009 financial crisis. Our analysis indicates that many of these holdings are stickier than those driven purely by price

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momentum in the midst of the global recession and its aftermath (see Ten years of gold ETFs: a wider and more efficient market).[1]

Similarly, the futures market has increased its average net-long position since 2013 (Chart 2b). Seen in conjunction, we believe that ETF and futures market flows point to a better sentiment in the gold market. The sentiment is not outright bullish, but as we discussed in our first quarter Gold Demand Trends,[2] anecdotal evidence suggests that investors, while cautious, are more focused on the upside than on the downside.

Exploring some of the potential tailwinds and headwinds for gold for the second half of the year

Both gold consumption and investment matter over the long run, but their relative importance depends on the region where they occur.

We often talk about gold’s dual nature: a consumption good (that expands alongside economic growth) and an investment (which protects wealth in times of turmoil). While positive economic growth (and less market uncertainty) can make gold less attractive to some investors in the short (or medium) term, it also increases income, putting more money in the hands of potential gold consumers and long-term savers. Conversely, higher levels of uncertainty typically increase gold’s appeal as a store of wealth, but can coincide with lower levels of gold consumption.

The factors that make gold consumption demand weigh more than gold investment demand (or vice versa) have to do with the strength of their underlying drivers as well as the region where they occur – as different parts of the world may be at different points in their business cycle.

As we look into the second half of the year, we discuss some of the tailwinds and headwinds that are centre of mind for investors, analyse their significance and put them in context.

Gold can react strongly to events that have a widespread reach

Some investors expected gold to have reacted much more to Greece missing its June payments to the IMF and the possibility of the country leaving the euro, the necessary restructuring of Puerto Rican debt, or the pullback in the Chinese stock market. Instead, the price remained fairly steady, creeping up slightly only to pull back again. We believe gold’s price performance is consistent with its historical performance.

The gold price reacts more to system-wide risks...	Traditionally, gold is seen as a store of wealth and its price generally rises in periods of economic turmoil. It is true that gold can be an effective tail-risk hedge (see A practical hedge: less exotic, multipurpose, lower cost),[3] but its price reacts more when the risk is systemic – simply put, when a market event spills over to other sectors and regions (as we saw during the 2008-2009 financial crisis). When the event is localised (to a region or sector) the gold price usually does not react as much; the dot-com bubble burst is a good example (Chart 3).

1	Ten years of gold ETFs: a wider and more efficient market, Gold Investor, Volume 7, September 2014
2	Gold Demand Trends: First quarter 2015, May 2015.
3	A practical hedge: less exotic, multipurpose, lower cost, Gold Investor, Volume 7, October 2014

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Chart 3: Gold reduces portfolio losses during tail-risk events Outperformance of a standard portfolio including 5% gold compared to one without gold*

*  A standard portfolio is defined as one having 55% in equities, 25% in fixed income and at most 5% cash with the remaining weights optimally allocated to alternative assets such as gold, commodities and real estate. Gold’s allocation, when included, is 5%. The dates of the events under consideration are: Black Monday: 9/1987-11/1987, LTCM: 8/1998, Dot-com: 3/2000-3/2001, September 11: 9/2001, 2002 recession: 3/2002-7/2002, Great recession: 10/2007-2/2009, Sovereign debt crisis I: 1/2010-6/2010, Sovereign debt crisis II: 2/2011-10/2011

Source: Barclays Capital, Bloomberg, Hedge Fund Research, J.P. Morgan, Thomson Reuters, World Gold Council

…and the market currently expects the situation in Greece and China to be contained.

In our opinion, the movements in the gold price earlier this year reflected market expectations that the events in Greece or the pullback in Chinese stocks were local – not global – risks and that the possibility of a disorderly outcome was/is still low.

This does not necessarily mean that the market is correct. It simply reflects its current view. Even during the 2008-2009 financial crisis, the gold price trended lower until Q4 2008 – post the Lehman default. Once the ramifications of the crisis became clear to all, the market consensus shifted, equity market losses accelerated and the gold price went up.

Should the conditions change and the risk of contagion or the unintended consequences of a Greek exit increase, we would expect to see a stronger reaction from the gold price. As a high quality, liquid asset, it is likely that many investors would use gold to protect wealth.

In fact, as the Greek situation deteriorated earlier in the year, we saw European investors increase their gold exposure (German and UK gold ETFs had net inflows during both Q1 and Q2), as they also did when the European debt crises started to unfold back in 2010-2011.

Similarly, the recent Chinese stock market selloff hasn’t resulted in a large uptick in the gold price thus far. In our view, investors expected that actions taken by the Chinese government would shield the market before a spill-over would affect other markets. In addition, despite the pullback, Chinese stock prices have risen substantially since 2013 and remain high by historical standards. A more substantial market correction in China, however, could spill over to other economies, increase uncertainty worldwide and make gold a more relevant hedge.

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While current events appear localised, a combination of many could have wider implications...

The ‘search for yield’ under a prolonged low interest rate environment has resulted in greater exposure to risk

Moving beyond these headline-grabbing events, the worldwide real low-rate environment (in the US and abroad) has pushed investors to increase their exposure to risk assets.

In 2015 there has been record issuance of leveraged loans and high-yield bonds. The continual search for yield has compressed credit spreads giving the appearance of lower risk. In fact, such tight spreads are the result of investors looking for additional sources of return. There is a view that so many dollars chasing a growing but limited amount of high-yield products creates the risk of market bubbles.[4]

There have also been strong capital flows into equities. Many US stock indices are at record highs and stock valuations are, by many measures, overextended. Chinese stock prices have surged exponentially since 2013 and, even taking into consideration the recent pullback, prices are still high relative to historical levels.

...and the frequency and magnitude of tail events has increased over time.

History shows that the magnitude and frequency of significantly negative events – defined as a 5% pullback in stock markets in a given month – have only increased over time (Chart 4). This is in part due to the growth of financial markets worldwide and their interconnectedness. In our view, it is not unrealistic to think other events like these will continue to occur and for gold to react accordingly. While isolated events may remain localised, a confluence of simultaneous events could result in a broader shock to the global economy.

Chart 4: The frequency and magnitude of negative market events keeps growing

Count of monthly returns less than -5% and their annualised average return*

* Based on data from a spliced index of the MSCI World (1980-1987) and MSCI AC World (1988 - 2010) indices. Source: Bloomberg, MSCI, World Gold Council

Despite recent events, US stock volatility remains low.

Buying protection through volatility... or gold

Some market participants see tighter credit spreads and low equity volatility in the US as an opportunity to buy protection through buying volatility.[5]

They point out that while bonds and equities seem ‘expensive’, volatility looks ‘cheap’. Volatility, they say, could revert to its long-term mean in the not-too-distant future. In fact, BlackRock suggests that “market watchers have increasingly taken the view in recent years that volatility is an asset class, accessible through funds that track volatility indices and other strategies, that can potentially help reduce portfolio risk and increase returns.”6

4	The Bank for International Settlements (BIS) pointed out in its 84th annual report that “low corporate bond yields not only reflect expectations of a low likelihood of default and low levels of risk premia, but also contribute to the suppression of actual default rates, in that the availability of cheap credit makes it easier for troubled borrowers to refinance. The sustainability of this process will ultimately be put to the test when interest rates normalise.”
5	Blackrock, The last cheap asset class, June 2014.
6	http://www.blackrockblog.com/2014/06/30/cheap-asset-class-2/

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Investing in volatility, however, can be difficult and expensive. Institutional and high net-worth investors can enter into over-the-counter or exchanged-traded derivative contracts such as options on volatility indices. These may be attractive for some, but they bring the added task of managing risks that are very different from the relatively well-understood risks of stocks and bonds.

We believe gold offers a cost-effective way to buy portfolio protection.

Our analysis shows that gold can provide much of the same protection as volatility-based vehicles (Chart 6), with the added benefit that gold investment vehicles are usually less expensive, more liquid, accessible and transparent. Moreover, gold provides the benefit of no credit (and often times no counterparty) risk.

By acting as a diversifier, gold also helps reduce long-term portfolio volatility and can help increase risk-adjusted returns (see Why invest in gold?).[7] Some investors may see the current low volatility environment as an opportunity to add gold. We also believe that gold should be seen as a strategic portfolio component.

Chart 5: Equity volatility and gold typically go up during crises S&P 500 and gold US$ returns compared to changes in VIX*

*  The VIX is available only after January 2000. For events occurring prior to that date, annualised 30-day S&P 500 volatility is used as a proxy. Dates used: Black Monday: 9/1987-11/1987; LTCM: 8/1998; Dot-com: 3/2000-3/2001; September 11: 9/2001; 2002 recession: 3/2002-7/2002; Great recession:10/2007-2/2009; Sovereign debt crisis I: 1/2010-6/2010; Sovereign debt crisis II: 2/2011-10/2011.

Source: Bloomberg, World Gold Council

Higher rates and a strong US dollar may bring adjustments to gold, but we do not expect an upheaval

Some investors believe that higher real US interest rates and a strong dollar will always be bad news for gold. We believe that the reality of the gold market is far more nuanced and interesting (see Gold Investor, Volume 8).

In terms of US dollar strength, our analysis shows that the relationship between gold and the dollar is asymmetric. Historically, the gold price has increased more when the dollar was weak, than it has fallen when the dollar strengthened (Table 2). And while the dollar may have further room to appreciate against the euro, it has lost ground against other currencies.

In addition, gold’s correlation to equities and to commodities has been lower than average during periods when the dollar is rising. This becomes critical in the context of portfolio allocation, because the dollar environment is not relevant from a diversification standpoint.

7	Why invest in gold?, Gold Investor, Volume 4, January 2014.

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Table 2: The relationship between gold and the dollar is not symmetrical: gold prices rise twice as much during weak dollar periods than they fall when the dollar strengthens

Average annualised statistics of gold performance from January 1973 through December 2014*

		Conditional analysis
	Full period	Falling US$	Flat US$	Rising US$
Return (annualised)	6.2%	14.9%	7.8%	-6.5%
Volatility (annualised)	19.5%	18.4%	20.2%	19.7%
Correlation to equities	-0.06	0.07	-0.16	-0.11
Correlation to commodities	0.15	0.16	0.14	0.07

*  Returns calculated as the annualised arithmetic average of 12-month rolling returns using the spot gold price (US$/oz) for the period between 1973 through 2014. For volatility and correlations, we used monthly returns. We used the MSCI World Index as a proxy for equities and the S&P GSCI Index as a proxy for commodities.

Source: Bloomberg, World Gold Council

In our view, the gold price largely reflects market expectations of a rate increase by the Fed.

In terms of the timing and pace at which short-term interest rates will rise, projections by Fed officials point towards one or two rate hikes before the end of the year. Some market participants are placing greater odds that the first rate hike will happen in December or early January. Whether it happens over before the end of the year, or later, we believe that the gold price should already incorporate, at least in good part, current market expectations of a rate hike. In our view, the gold price may be less susceptible to the first rate hike when it actually occurs and the main focus will be the pace at which the Fed signals it will continue raising rates.

We also believe there are two reasons why the long-term price of gold may be able to withstand higher rate levels:

•    The negative relationship between real rates and gold is related to investment, but not all gold demand is investment. Higher interest rates increase the opportunity cost of investing in gold. However, jewellery and technology demand make up almost 60% of annual physical gold demand. For these markets, there is an indirect positive relationship to interest rates.

•    The US interest rate argument is not as strong today as it was in the past. This case was built largely on an analysis of gold and interest rate performance during the 1970s and 1980s, when economic conditions were very different from today. The gold market is different too. Developed-market gold demand has declined to less than 30% over the past decade from more than 60% in the 1970s.

Finally, as we see it, higher interest rates will not improve fixed-income’s prospects as a way to balance tail risks. At current yield levels, bonds are likely to have limited upside and, in our view, would therefore be less effective than gold in mitigating equity risk. We believe that this will help gold demand because some investors will use gold to complement bonds in managing equity risk and diversifying their portfolios (see Can gold replace bonds in balancing equity risk?).[8]

8	Can gold replace bonds in balancing equity risk? Gold Investor, Volume 5, March 2014.

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About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market.

We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of
partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members
comprise the world’s leading gold mining companies.

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